Exhibit 99.3

AIRMEDIA GROUP INC.

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with                      shares respectively hereby appoint

of

or failing him/her

of

or failing him/her the duly appointed chairman of the AGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held on 18 July 2013 at 2:00 p.m., local time, at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027 and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Resolution	For	Against	Abstain

1.         As a special resolution, THAT the Articles of Association of the Company currently in effect be amended by the insertion of a new Article 77A, immediately following existing Article 77 and immediately preceding existing Article 78, as follows:

“77A The Directors shall be subject to retirement by rotation as follows:

(a)        One-half of the Directors for the time being (or, if the total number of Directors is not a multiple of two, the number nearest to but not less than one-half) shall retire from office and cease to be a Director at the Annual General Meeting held in 2013, and shall be eligible for re- election at such meeting, and any Director so re-elected shall serve a term of office which shall expire on 31 July 2015.

(b) Every Director who does not retire by rotation at the Annual General Meeting held in 2013 shall serve a term of office which shall expire on 31 July 2014.

(c)        Any Director who is newly appointed shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of such appointment.

(d)       Upon the expiry of each Director’s term of office, he or she shall automatically retire and cease to be a Director, but shall be eligible for re-election by the Board. Any Director who is so re-elected shall serve an additional term which shall expire on 31 July of the year which is 2 years after such re-election. There shall be no limit on the number of times which a Director may be re-elected or the number of additional terms which any such Director may serve.

(e) Any resolution of the Board to re-elect a Director upon his retirement by rotation pursuant to this Article 77A shall be passed:

(i)        by a majority of the Directors present at a meeting of the Board held at any time during the period of 2 months prior the relevant retirement date (provided always that the retiring Director in question shall not be entitled to vote upon such resolution and shall be excluded for the purposes of determining whether such resolution has been passed by the requisite majority); or

(ii)       by way of a written resolution passed at any time during the period of 2 months prior the relevant retirement date, signed by all of the Directors other than the retiring Director in question (provided that, for the avoidance of doubt, the signature of such retiring Director on such written resolution shall not be necessary for such written resolution to be valid and effective, but shall not invalidate such written resolution).

(f) For the avoidance of doubt, every Director shall be subject to retirement in accordance with this Article at least once every two years.”

2.         As an ordinary resolution, subject to Resolution 1 above being passed, THAT each of the following Directors shall retire from office and cease to be a Director at the Annual General Meeting held in 2013, pursuant to Article 77A(a):

(a) XIANG Songzuo (b) DING Junjie (c) XU Qing (d) XIA Donglin

3. As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT XIANG Songzuo be re-elected to serve an additional term of office which shall expire on 31 July 2015.

4. As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT DING Junjie be re-elected to serve an additional term of office which shall expire on 31 July 2015.

5. As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT XU Qing be re- elected to serve an additional term of office which shall expire on 31 July 2015.

6.         As an ordinary resolution, subject to Resolutions 1 and 2 above being passed, THAT each of the following Directors shall serve a term of office which shall expire on 31 July 2014 pursuant to Article 77A(b), and upon the expiry of each such Director’s term of office, such Director shall be eligible for re-election by the Board in accordance with Article 77A(d):

(a) GUO Herman Man (b) FENG James Zhonghua

(c) SHAN Shichong (d) YANG Conor Chia-Hung

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box:  ☐

Signed:

Name:

Date:

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders:

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Ou Lv, or send copies of the foregoing by facsimile to +86(10) 8460-8098, or send copies of the foregoing by email to lvou@airmedia.net.cn, in each case marked for the attention of Ou Lv, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.